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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                 (Rule 14d-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 4)


                                USX CORPORATION
                              USX CAPITAL TRUST I
                                USX CAPITAL LLC
                       (Name of Subject Company (Issuer))

                       UNITED STATES STEEL LLC (Offeror)
                              to be converted into
                        UNITED STATES STEEL CORPORATION
(Name of Filing Person (Identifying status as Offeror, Issuer or Other Person))

        6.50% Cumulative Convertible Preferred Stock of USX Corporation
    6.75% Convertible Quarterly Income Preferred Securities (QUIPS/SM/) of USX
                                Capital Trust I
  8.75% Cumulative Monthly Income Preferred Shares, Series A (MIPS(R)), of USX
                                  Capital LLC
                         (Title of Class of Securities)

                          902905 819 (USX Corporation)
                        90339 E201 (USX Capital Trust I)
                          P96460 103 (USX Capital LLC)
                     (CUSIP Number of Class of Securities)

                              Dan D. Sandman, Esq.
                         General Counsel, Secretary and
            Senior Vice President--Human Resources & Public Affairs
                                USX Corporation
                                600 Grant Street
                      Pittsburgh, Pennsylvania 15219-4776
                                 (412) 433-1121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications
                        on Behalf of the Filing Person)

                                    COPY TO:

                             Robert B. Pincus, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               One Rodney Square
                           Wilmington, Delaware 19801
                                 (302) 651-3000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
   Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_] Third-party tender offer        [X] Issuer tender offer subject to
         subject to Rule 14d-1.              Rule 13e-4.
     [_] Going-private transaction       [_] Amendment to Schedule 13D under
         subject to Rule 13e-3.              Rule 13d-2.



  Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


  SQUIDS/SM/ and QUIPS/SM/ are registered service marks and MIPS(R) is a registered trademark of Goldman, Sachs & Co.

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   This Amendment amends and supplements the Tender Offer Statement on
Schedule TO filed by United States Steel LLC with the Securities and Exchange Commission on October 12, 2001, as amended November 1, November 5 and December 10, 2001, relating to our offers to exchange our 10% Senior Quarterly Debt Securities due 2031 for certain outstanding equity securities of USX Corporation and its wholly-owned subsidiaries.


   The exchange offers expired at 12:00 midnight, New York City time, on December 14, 2001. Outstanding Securities consisting of $9,772,250 aggregate face amount of 6.50% Cumulative Convertible Preferred Stock of USX Corporation, $12,387,850 aggregate face amount of 6.75% Convertible Quarterly Income Preferred Securities of USX Capital Trust I, and $27,166,475 aggregate face amount of 8.75% Cumulative Monthly Income Preferred Shares, Series A, of USX Capital LLC were properly tendered and not validly withdrawn in the exchange offers, all of which were accepted by United States Steel LLC on December 19, 2001. In exchange for the accepted Outstanding Securities, United States Steel LLC issued an aggregate principal amount of $49,326,575 of its 10% Senior Quarterly Income Debt Securities due 2031.







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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              /s/ Gretchen R. Haggerty
  Date: December 27, 2001                 By___________________________________

                                                   Gretchen R. Haggerty
                                               Vice President--Accounting &
                                                          Finance